UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)
______________________
OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

______________________
OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)
______________________
Common Stock, par value $0.01 per share
(Title of Class of Securities)
______________________

681989109

(CUSIP Number of Class of Securities)
______________________
Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
______________________
With copies to:

David Fox and Randall Doud Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Omrix Biopharmaceuticals, Inc. (the "Company") initially filed on November 26, 2008, as amended by Amendment No. 1 thereto filed on December 1, 2008, Amendment No. 2 thereto filed on December 5, 2008 and Amendment No. 3 thereto filed on December 11, 2008 (the "Statement").  The Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 filed with the Securities and Exchange Commission, to purchase all of the Company's outstanding common stock, par value $0.01 per share (the "Shares"), at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.   Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

The last sentence of subsection (a) of Item 3 entitled "Arrangements with Current Executive Officers and Directors of the Company—Compensation Arrangements with Executive Officers—Robert Taub"" is hereby amended and restated as follows:

"The total cash severance payment to be paid to Mr. Taub is estimated at approximately $1,000,000 and the gross-up payment to be paid to Mr. Taub is estimated to be approximately $892,032."

The last sentence of subsection (a) of Item 3 entitled "Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement Covenants" is hereby amended by deleting the text "Mr. Taub, $294,000; Mr. Mashiach, $169,688" and replacing it with the text "Mr. Taub, $359,000; Mr. Mashiach, $339,688."

Item 4.  The Solicitation or Recommendation.

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board's Recommendation—Background of the Offer and Merger" is hereby amended and restated with the following:

"Prior to their discussions with respect to the Offer and the Merger as described below, Ethicon, Inc., a wholly owned subsidiary of Parent, and the Company held discussions in the context of their operating relationship under the agreements between the Company and Ethicon described above in Item 3 at "Arrangements with Parent and Purchaser—Other Agreements between the Company and Parent".  In 2004, those discussions resulted in an amendment to those commercial agreements in connection with which Johnson & Johnson Development Corporation, a wholly owned subsidiary of Parent, made an investment in the Company which resulted in it becoming a 2.6% stockholder of the Company.  In 2005, after learning of the Company's plans to move forward with an initial public offering, Ethicon expressed a possible interest in an acquisition of the Company or alternatively an increased investment in the Company as part of or concurrent with the initial public offering.  These discussions did not result in either an offer by Parent or any of its subsidiaries to acquire the Company at a specified price or any additional investment by Parent or any of its subsidiaries in the Company at that time.

During a June 13, 2008 telephonic Company Board meeting, Mr. Taub informed the Company Board that he had been approached by a group of investors (the “Investor Group”) with a verbal proposal for making an acquisition of the Company. During this meeting, representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) gave a presentation to the Company Board on its fiduciary duties in connection with a potential transaction. In addition, the Company Board appointed a special committee of independent directors (the “Special Committee”), made up of Messrs. Larry Ellberger, Chairman of the Special Committee, Steven St. Peter, M.D. and Kevin Rakin, to review and evaluate any proposal made by the Investor Group or any other parties for an acquisition, or other business combination with, the Company.

Later that day, the Special Committee met telephonically to discuss the Investor Group’s request for certain information regarding the Company in connection with a possible acquisition proposal. After extensive discussion, the committee members authorized a representative of the Company to advise the Investor Group that the Company was not prepared to share non-public information until it determined if and how it wished to proceed. During this meeting, the Special Committee members also discussed the possibility of approaching Parent about a possible business combination with Parent given, among other things, the Company's existing commercial relationship with Parent, Parent's knowledge of the Company and its products derived from that commercial arrangement, Parent's previously expressed interest in a possible acquisition of the Company, and Parent's financial ability to acquire the Company without the need for external financing.  The Special Committee also retained Skadden as the Special Committee’s legal advisor.

On June 17, 2008, the Special Committee selected UBS Securities LLC (“UBS”) as the Company’s financial advisor and reviewed, together with the Company’s management and representatives of the Company’s legal and financial advisors, the Company’s response to the Investor Group. During this meeting, the Special Committee authorized the Company’s financial advisor to inform the Investor Group that the Company was not prepared to share non-public information of the Company until such time as the Company were to commence a sale process.

On June 25, 2008, the Company received a non-binding preliminary proposal from the Investor Group, in which the Investor Group indicated its interest in pursuing an acquisition of all or a controlling interest of the Shares at a target range cash price of $21.00 to $25.00 per Share. The Investor Group also indicated that it intended to invite Mr. Taub to participate in the transaction.

On June 26, 2008, the Special Committee met telephonically, together with representatives of the Company’s legal and financial advisors, to discuss the proposal, during which representatives of Skadden provided an overview of the Company Board’s fiduciary duties in connection with the proposal. After discussion, the Special Committee determined that a review of the prospects of the Company on a stand-alone basis was important to enable the Special Committee to formulate a view regarding the Investor Group’s proposal.  The Special Committee then authorized the Company’s financial advisor to inform the Investor Group that its proposal was under consideration.

On July 9, 2008, the Special Committee met, together with the Company’s management and the Company’s representatives of legal and financial advisors, to discuss the prospects of the Company on a stand-alone basis.

On July 14, 2008, the Special Committee also authorized the Company’s financial advisor to contact Parent to determine its potential interest in pursuing an acquisition of the Company.  The Special Committee also instructed the Company's financial advisor to inform the Investor Group that, in order for its proposal to be considered, its proposed purchase price would need to be above or at the high end of the Investor Group’s proposed range of $21.00 to $25.00 per Share.

On July 23, 2008, the Company Board met, together with the Company’s management and the representatives of the Company’s legal and financial advisors, and received an update from the Special Committee regarding its activities to date. Representatives of the Company’s financial advisor provided the Company Board with an update on discussions with the Investor Group. In addition, the Board was informed that, in accordance with the Special Committee’s directives, Parent also had been contacted to determine its current level of interest in a potential transaction and that Parent had expressed interest, had provided a preliminary due diligence list and was reviewing the Company’s proposed nondisclosure agreement.

On July 30, 2008, at the invitation of the Special Committee, Mr. Taub participated in a telephonic meeting of the Special Committee, together with representatives of the Company’s legal and financial advisors, during which he advised the Special Committee of his decision not to become a party to the bid of the Investor Group for the Company. Mr. Taub indicated that, despite this decision, the Investor Group had decided to proceed with its bid without him. The Special Committee was then updated on the status of negotiations of Parent’s nondisclosure agreement. At this meeting, the Special Committee authorized the Company’s financial advisor to begin contacting potential bidders regarding a possible sale of the entire Company.

During the first half of August 2008, ten potential bidders, in addition to Parent and the Investor Group, were contacted regarding a possible acquisition of the entire Company.  A list of potential bidders to be contacted was developed by the Company's management in consultation with the Company's financial advisor and was reviewed and approved by the Special Committee.  These potential bidders were all large strategic companies with substantial financial resources and which already had exposure, or had publicly expressed interest in obtaining or increasing their exposure, to products and markets similar to the Company's products and markets.  Potential financial bidders were not contacted given the view of the Special Committee, in consultation with the Company’s management and financial advisor, as to the likely difficulty of financial bidders to obtain the requisite financing in the current economic environment.

During these weeks, in accordance with the Company’s directives, the Company's financial advisor contacted the ten potential bidders, distributed to them some information about the Company that had been prepared by the Company and, to the extent any potential bidders responded to such efforts, followed up by offering them an opportunity to execute a non-disclosure agreement with the Company in order to obtain access to more detailed information concerning the Company.  Other than as noted below, none of the potential bidders executed non-disclosure agreements.

On August 1, 2008, the Company and Parent executed the Non-Disclosure Agreement, and Parent commenced its due diligence review of the Company.

On August 13, 2008, representatives of Parent and of the Company met to discuss the terms of a potential acquisition by Parent of the Company. Representatives of the Company conducted a management presentation.

On August 15, 2008, during a telephonic meeting of the Special Committee, representatives of the Company’s financial advisor provided the committee members with an update on the status of discussions with potential bidders regarding a possible transaction with the Company. The Special Committee was informed that of the ten companies that had been approached, five had declined to express interest and five had yet to respond, and that potential bidders had been informed that indications of interest were due on August 26, 2008.  Following this meeting, the Company’s financial advisor continued to work with the other parties that had not yet responded to assess if any would be interested in participating in a potential transaction with the Company.

On August 22, 2008, one of the other potential bidders (the “Other Potential Bidder”) that had been contacted signed a non-disclosure agreement with the Company, received some selected due diligence information concerning the Company and was requested to submit an indicative proposal by no later than September 12, 2008. Over the next weeks, the Other Potential Bidder received additional due diligence information and access to the Company’s management team. During the period, the Company held telephonic due diligence meetings with the Other Potential Bidder.

On August 26, 2008, Parent submitted a non-binding, preliminary proposal letter offering to purchase the Company for $25.00 per Share. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire the Company. After such submission, Parent continued its due diligence of the Company.

Also on August 26, 2008, at a telephonic meeting of the Company Board with the Company’s management and representatives of the Company’s financial advisor, the Board was provided with an update regarding the Special Committee’s activities.

On August 27, 2008, at a telephonic meeting of the Special Committee with Mr. Taub and representatives of the Company’s legal and financial advisors, the Special Committee was briefed on the non-binding, preliminary proposal letter received from Parent on August 26, 2008 and on other discussions with Parent and the Investor Group. After extensive deliberation, the Special Committee instructed the Company’s financial advisor to convey to Parent that the proposal it submitted was below what would be acceptable to the Company Board.

Between August 26, 2008 and September 8, 2008, representatives of Parent and of the Company participated in several discussions concerning Parent’s non-binding preliminary proposal of August 26, 2008.

On September 8, 2008, Parent submitted a revised non-binding preliminary proposal to purchase the Company for $29.00 in cash per Share and outlining certain significant terms and conditions under which Parent would be prepared to acquire the Company.

During a September 9, 2008 telephonic meeting of the Special Committee also attended by a representative of Skadden, Mr. Taub and the Company’s financial advisor discussed with the Special Committee Parent’s revised non-binding preliminary proposal and provided an update on discussions held with the Other Potential Bidder. After extensive deliberation, the Special Committee decided to allow Parent to continue in a sale process.

On September 12, 2008, the Other Potential Bidder informed the Company’s financial advisor, via telephone, that it would not be submitting an indicative offer for the Company and was withdrawing from the process. The Other Potential Bidder subsequently returned due diligence information provided to it. No other bids were received from the other potential bidders contacted regarding a potential transaction with the Company or from the Investor Group.

By a letter dated September 17, 2008, Parent was invited to participate in a second round of the sale process, and was asked to submit a final binding written offer by October 15, 2008.

On September 18, 2008, the Company Board met and received an update from the Special Committee on its activities.

On September 23, 2008, representatives of Parent attended a management presentation conducted by the Company.

During a telephonic meeting on September 29, 2008, the Special Committee received an update on the process and the due diligence that was being conducted by Parent. In addition, representatives from Skadden provided the Special Committee with an overview of a draft merger agreement that it prepared on behalf of the Company and the timing of the proposed process. After this discussion, the Special Committee decided that this draft merger agreement should be provided to Parent. Later that day, the draft merger agreement was forwarded to Parent, and Parent was provided access to a virtual data room. Thereafter, Parent continued its due diligence review of the Company.

On October 9, 2008, the Company extended the due date for submission of Parent’s final binding written offer to October 22, 2008.

On October 22, 2008, Parent sent a non-binding proposal proposing to acquire the Company at $25.00 in cash per Share and outlining the significant terms and conditions under which Parent would be prepared to acquire the Company. The Company has been advised by Parent that it had decreased its bid based on a determination, after further due diligence, that the assumptions used by Parent in its September 8 bid could not be supported, including its assumptions with respect to the Company's capital expansion plans and the period of overcapacity likely to result from such plans, the manufacturing process and relationships between the Company's product lines in terms of the Company's total cost structure, the level of investment required to upgrade the Company's information, infrastructure and control systems to integrate such systems with Parent's and the overall risks relating to business integration and the immunotherapy product line.  Parent also submitted a markup prepared by Parent’s counsel, Cravath, Swaine & Moore LLP, reflecting their proposed revisions to the draft merger agreement that had been provided by the Company.

On October 26, 2008, the Special Committee met with the Company Board and representatives of the Company’s legal and financial advisors to discuss the status of Mr. Taub’s discussions with Parent, including Parent’s proposed purchase price. During this meeting, representatives of the Company’s financial advisor informed the Company Board that Parent expressed an unwillingness to increase its offer beyond $25.00 in cash per Share. Mr. Taub then presented the Company Board with an update on the Company’s business potential, and recommended that the Company Board reject Parent’s offer. During an executive session, the Special Committee voted, two in favor, and one opposed, to reject Parent’s offer. The Company Board meeting was then reconvened, and the Special Committee then conveyed its recommendation to the Company Board, which recommendation was adopted by the Company Board. The Company Board then instructed the Company’s financial advisor to convey the Board’s decision to Parent, which decision was subsequently conveyed.

On November 10, 2008, in accordance with the Company’s directives, representatives of the Company’s financial advisor called representatives of Parent to discuss Parent’s offer price. Parent was informed it would be contacted the following day for further discussions.

On November 11, 2008, Mr. Taub spoke with Alex Gorsky, Company Group Chairman and Worldwide Franchise Chairman of Ethicon, Inc., to discuss the offer price. No agreement was reached on such date. Mr. Gorsky reiterated that Parent was not willing to increase its offer beyond $25.00 in cash per Share. Mr. Gorsky agreed to meet in person with representatives of the Company the following week to continue their discussions.

Discussions regarding Parent’s offer price also took place on November 11, 2008 between representatives of Parent and the Company’s financial advisor. A representative of Parent advised that, should the parties proceed with a transaction, Parent would like to announce and close the transaction before year-end.

On November 13, 2008, the Special Committee met telephonically, together with the Company’s management and representatives of the Company’s legal and financial advisors. The Special Committee received an update on discussions with Parent.  The Company’s financial advisor also provided an update on recent financial market conditions and market volatility and the potential negative impact on the Company's ability to finance its capital expansion plans if it needed to do so from external sources.  Mr. Taub then presented an update on the Company’s business potential and potential risks facing the Company, including expected delays in obtaining certain regulatory approvals and product introductions and other potential weaknesses in the business and current market conditions.  Mr. Taub explained that these considerations influenced his decision to change his recommendation to a recommendation in favor of Parent’s offer.  After extensive discussion, the Special Committee voted unanimously to accept Parent’s offer subject to negotiating an acceptable merger agreement.  In recommending Parent's offer, the Special Committee considered a number of factors, including, among others, developments in the financial markets and the Company’s business discussed during this meeting as noted above, and the factors discussed below in the subsections entitled "Reasons for the Recommendation".  The Special Committee authorized the Company’s financial advisor to communicate to Parent the committee’s acceptance of Parent’s offer.  The Special Committee then requested that Mr. Taub and Mr. Ellberger notify the other members of the Company Board of the Special Committee’s decision.

On November 17, 2008, Mr. Taub met with Mr. Gorsky to discuss the terms of the potential acquisition, including Parent’s offer price. Mr. Gorsky stated that Parent’s offer would remain $25.00 in cash per Share.  Also on November 17, 2008, Skadden circulated a revised draft of the merger agreement to Parent and its counsel.

From November 17, 2008 to November 23, 2008, representatives of the Company and Parent had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Parent continued to conduct its due diligence. Also, during this period, Mr. Taub, the Company and Parent finalized the Tender and Support Agreement, and Messrs. Taub and Mashaich had frequent discussions with Parent regarding certain amendments Parent required relating to their employment arrangements, which were pre-conditions to Parent’s signing of the Merger Agreement.

On November 20, 2008, the Company Board met and received a presentation from representatives of Skadden on the terms of the Merger Agreement, and the material issues that were under discussion among the parties. Also at this meeting, UBS provided the Company Board with a preliminary financial analysis of Parent’s $25.00 per Share offer.

On November 23, 2008, the Company Board approved the Merger Agreement, the Offer and the Tender and Support Agreement. Also at this meeting, UBS updated for the Company Board UBS’ financial analysis of the $25.00 per Share consideration preliminarily provided at the Company Board November 20 meeting and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. During this meeting, the Board also approved the modifications requested by Parent to Mr. Taub’s and Mr. Mashiach’s employment arrangements described elsewhere in this Statement. Following such meeting, Parent, Sub and the Company executed and delivered the Merger Agreement and related documents.

On November 24, 2008, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On November 25, 2008, Purchaser commenced the Offer. During the pendency of the Offer, the Company and its representatives and Parent, Purchaser and their representatives intend to have ongoing contacts.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board's Recommendation—Reasons for the Recommendation—Strategic Alternatives" is hereby amended and restated as follows:

"Strategic Alternatives.  The Company Board considered the recent evaluations by the Company Board of the Company’s strategic alternatives other than an acquisition of the entire Company.  The Company Board considered the risks inherent with remaining independent and the prospects of the Company going forward as an independent entity.  The Company Board also reviewed the potential benefits of a joint venture or alliance with a strategic partner other than Parent."

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.

By:	/s/ Nanci Prado
Name:	Nanci Prado
Title:	Vice President, General Counsel

Dated: December 17, 2008